[Graphic Omitted] Ahold                                 Press Release


                                                        Royal Ahold
                                                        Corporate Communications


                                                  Date: October 10, 2003
                                  For more information: +31 75 659 57 20



Ahold appoints Arthur Brouwer as Chief Business Support Officer

Zaandam, The Netherlands, October 10, 2003 - The Ahold Corporate Executive Board has appointed Arthur Brouwer Chief Business Support Officer, effective October 1, 2003. Brouwer, currently Chief Support Officer for Europe Region and Ahold Senior Vice President of Management Development & Organization, joined the company in 1992.

The Chief Business Support Officer is a new role reporting to the President and CEO of Ahold, Anders Moberg.

In a statement to the shareholders on September 4, 2003, Anders Moberg outlined his strategy for reducing costs by standardizing processes and reorganizing the business around marketplaces with similar characteristics. The Chief Business Support Officer will work in conjunction with Ahold's local businesses to lower the cost base. Brouwer will oversee common processes in the areas of Sourcing, Information Systems & Technology, and Supply Chain Management for the company's retail operations in the United States and Europe.

Commenting on the appointment, Anders Moberg said: 'I am very happy that Arthur has accepted this great challenge. Given his extensive experience in various fields I am confident that he will be able to drive the necessary synergies throughout the company. We will appoint a successor to Arthur's role as Senior Vice President of Management Development & Organization in due course.'


Ahold Corporate Communications: +31.75.659.57.20




                                                   Albert Heijnweg 1, Zaandam
                                                   P0. Box 3050, 1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:  +31 (0)75 659 5720
                                                   Fax:    +31 (0)75 659 8302
http://www.ahold.com